July 11, 2022

Kathryn Jacobson, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re: Arqit Quantum Inc.

Form 20-F for the Year Ended September 30, 2021

Filed December 16, 2021

File No. 001-40777

Dear Mr. Littlepage and Ms. Jacobson,

Arqit Quantum Inc., a Cayman Islands exempted limited liability company (“Arqit,” “we”, “us” or “our”), is submitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2022 with respect to our June 15, 2022 response to comments received from the Staff of the Commission by letter dated June 1, 2022.

For the convenience of the Staff, we have repeated the Staff’s comment before our response.

Form 20-F for the Year Ended September 30, 2021

Notes to the Financial Statements

1. General information and significant accounting policies

Property, plant and equipment, page F-18

1.	We note your response to comment 1. Please refer to the guidance in Appendix A of IFRS 16 and tell us how you determined the lease term for the subject leases based on your consideration of the following:

•	the enforceable period of the leases, including the 90-day non-renewal notice period. In order that we may better understand your response, please provide us more information regarding the terms of the 90-day non-renewal notice period at the end of the initial term.

•	your assessment upon the lease commencement as to whether it is "reasonably certain" that you would exercise an option to renew or not exercise an option to terminate any of such leases based on the broader economics of the contract, including but not limited to your past practices regarding such leases and customer/user-specific contract conditions.

7th Floor, Nova North, 11 Bressenden Place, London SW1E 5BY | Proprietary and Confidential

Response

All the data center space leased by Arqit as at September 30, 2021 was governed by the same contractual language. The contractual terms dealing with the lease duration were:

INITIAL TERM & RENEWAL PERIOD

The Initial 12 months Term will commence on the Effective Date and will remain in effect through the Initial Term.

After the Initial Term, the term will automatically renew for the 12-month Renewal Period unless either Party terminates the Order by providing written Non-renewal notice 90 days prior to the end of the then-current term to the other Party in which event this Order will terminate at the end of the then-current term.

The non-renewal notice provision relates to the length of time prior to the end of the initial term when non-renewal notice must be given, and therefore does not extend the initial term beyond one year. As a result, the enforceable period of the leases is 12 months.

IFRS 16 Appendix A defines a lease term as:

The non-cancellable period for which a lessee has the right to use an underlying asset, together with both:

(a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and

(b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

During the year ended September 30, 2021, Arqit leased data center space for the first time to host its infrastructure hardware. In order to provide maximum flexibility, Arqit opted for the shortest available commitment period of 12 months from the data center space providers while it assessed connectivity and other relevant service level factors. When the leases were entered into, which is the point at which the analysis under IFRS 16 Appendix A is undertaken, it was therefore not reasonably certain that Arqit would continue to lease the space one year later given services levels had yet to be tested. As a result, Arqit excluded any periods beyond the initial committed term when calculating the lease term under the IFRS 16 Appendix A, and our external auditor concurs with our determination.

In the current fiscal year ending September 30, 2022, we have and will be entering into new data center leases, and have renewed existing leases. We are reviewing all our data center arrangements and expenses with our external auditor to ensure the accounting treatment of these leases remains compliant with IFRS 16. Our results for the year ending September 30, 2022 will reflect the results of these reviews.

Separate from Arqit’s data center leases, we note that in the first half of the current fiscal year, we entered into a new office lease to which we applied the provisions of IFRS 16, resulting in our recording right of use asset and lease liabilities, which are reflected in our condensed consolidated statement of financial position as at March 31, 2022. The full related disclosure thereof will be included in our financial statements for the fiscal year ending September 30, 2022.

If you have any questions regarding the foregoing responses, or require additional information, please do not hesitate to contact me at +44 20 3917 0155.

Yours sincerely,

/s/ Nick Pointon

Nick Pointon
Chief Financial Officer